UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

                       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

                       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

                       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q3 2020 Results

ICL

ICL Group Ltd

Operating and Financial Review and Prospects

September 30, 2020

ICL REPORTS RESILIENT THIRD QUARTER 2020 RESULTS

Tel Aviv, Israel, November 12, 2020 – ICL (NYSE &TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the third quarter ended September 30, 2020.

Highlights for the Third Quarter of 2020

-	Sales of $1.20 billion, unchanged compared to the previous quarter and 9% lower than the third quarter of 2019.

-	Implementation of efficiency plans on track, including in the potash and phosphate operations.

-
Operating income of $100 million and adjusted operating income of $106 million, a decrease of 50% and 47%, respectively, compared to the third quarter of 2019. Adjusted EBITDA of $226 million, a decrease of 26% compared to the third quarter of 2019.

-	Continued strong cash generation, with operating cash flow of $203 million, increasing by $26 million compared to the previous quarter, and free cash flow of $60 million.

-	Achieved record nine-month potash production at the Dead Sea, offsetting the impact of the early closure of the Villafruns mine at ICL Iberia.

-	Continued focus on growing specialty business reflected in a record $34 million operating income from phosphate specialties, a 13% increase compared to the third quarter of 2019.

-	Third consecutive quarter of improved year-over-year results for the Innovative Ag Solutions (IAS) division, driven by strong sales volumes and cost reduction initiatives.

-	Strong liquidity position of approximately $1.25 billion, including cash, deposits and unutilized credit facilities.

-	Declared a quarterly dividend of $29 million, in line with ICL’s balanced approach to capital allocation.

-
As part of the Company's strategy to grow its crop nutrition businesses organically and through M&A, subsequent to the end of the quarter ICL agreed to acquire Fertiláqua, a leading Brazilian specialty plant nutrition company, providing ICL a strong foothold in a market where demand growth for specialty plant nutrition products is rapidly increasing.

 ICL Group Limited Q3 2020 Results 1

ICL’s President & CEO, Raviv Zoller, stated “ICL’s ability to execute on strategic priorities is reflected in our consistent delivery of positive results in all operating segments, as well as continuous solid cash generation, while commodity prices remain at cyclically low levels and dislocations persist in many of our end markets.  The diversity and breadth of our products, as well as our continued cost efficiency initiatives, partly offset the impact of COVID-19 and lower commodity prices in the third quarter of 2020. Despite these ongoing challenges, we remain focused on important growth initiatives across our segments, as we announced in our recent capital markets day, and are pleased with the progress we are making.  ICL’s strong financial position and balanced capital priorities will help us navigate through the current global market challenges and position ICL to execute on timely opportunities, as we have demonstrated with our recently announced agreement to acquire Fertiláqua, one of Brazil’s leading specialty plant nutrition companies.  This acquisition will unlock immediate synergies for distribution in Brazil and further expands ICL’s product portfolio with higher margin products, and we intend to continue executing on our specialty businesses' growth strategy, both organically and inorganically. Although COVID-19 may continue to impact our results in the near term, we are very well-positioned for the future. As conditions begin to normalize, which we expect to occur during 2021, we will see further benefits from our strategic efficiency plans, which were accelerated by COVID-19 and implemented across all of our business segments and will result in annualized savings of about $50 million, driving margin expansion and cash flow generation.”

Results for the third quarter of 2020 were impacted by the COVID-19 pandemic and the resulting decline in industrial activity and crude oil production, as well as continued lower prices of commodity fertilizers, which impacted sales and operating income.  Notwithstanding the market environment, ICL maintained profitability in each of its operating segments due to its diverse business mix, the impact of cost efficiency initiatives and ICL’s ongoing focus on increasing its specialties businesses.  In the Phosphate Solutions segment, operating income from phosphate specialties increased by 13% compared to the third quarter of 2019, reaching a record level.  The recent increase in phosphate commodity market prices and an optimized geographical sales mix, as well as record operating profits from the YPH JV in China, decreased the operating loss from phosphate commodities by $16 million compared to the prior quarter. In the Potash segment, total production from ICL Dead Sea reached a record level for the first nine months of the year, offsetting decreased production from ICL Iberia and positively contributing to the segment’s results. Our Industrial Products segment was impacted by lower sales volumes of bromine-based flame retardants due the impact of COVID-19 on global industrial activity and by lower demand for clear brine fluids due to lower oil and gas drilling activity. Demand in certain end markets, including building and construction and electronics manufacturing began to recover towards the end of the third quarter of 2020. The IAS segment reported its third consecutive quarterly year-over-year increase in operating income, due to higher sales volumes, lower costs of raw materials and the continuous implementation of efficiency and cost reduction initiatives.

ICL Group Limited Q3 2020 Results 2

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the nine and three month periods ended September 30, 2020 (interim financial statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial figures and Non‑GAAP Financial Measures” section and the “Forward-Looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals and chemicals company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its passionate team of talented employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 11,000 people worldwide, and its 2019 revenues totaled approximately $5.3 billion. For more information, visit the Company's website at www.icl-group.com1.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

 ICL Group Limited Q3 2020 Results 3

Financial Figures and Non-GAAP Financial Measures

7-9/2020		7-9/2019		1-9/2020		1-9/2019		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,204	-	1,325	-	3,726	-	4,165	-	5,271	-
Gross profit	365	30	472	36	1,085	29	1,481	36	1,817	34
Operating income	100	8	201	15	63	2	668	16	756	14
Adjusted operating income (1)	106	9	201	15	366	10	672	16	760	14
Net income (loss) - shareholders of the Company	54	4	130	10	(54)	(1)	427	10	475	9
Adjusted net income - shareholders of the Company (1)	58	5	130	10	190	5	431	10	479	9
Diluted earnings (loss) per share (in dollars)	0.04	-	0.10	-	(0.04)	-	0.33	-	0.37	-
Diluted adjusted earnings per share (in dollars) (2)	0.05	-	0.10	-	0.15	-	0.34	-	0.37	-
Adjusted EBITDA (2)	226	19	307	23	722	19	997	24	1,198	23
Cash flows from operating activities	203	-	368	-	546	-	780	-	992	-
Purchases of property, plant and equipment and intangible assets (3)	143	-	147	-	443	-	419	-	576	-

(1)	See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

 ICL Group Limited Q3 2020 Results 4

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity (non-GAAP)” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders. Other companies may calculate similarly titled non‑IFRS financial measures differently than the Company.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

 ICL Group Limited Q3 2020 Results 5

Adjustments to reported operating and net income (Non-GAAP)

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income (loss)	100	201	63	668	756
Impairment of assets, provision for site closure and restoration costs (1)	6	-	225	(10)	(3)
Provision for early retirement (2)	-	-	78	-	-
Provision for legal proceedings (3)	-	-	-	14	7
Total adjustments to operating income	6	-	303	4	4
Adjusted operating income	106	201	366	672	760
Net income (loss) attributable to the shareholders of the Company	54	130	(54)	427	475
Total adjustments to operating income	6	-	303	4	4
Total tax impact of the above operating income	(2)	-	(59)	-	-
Total adjusted net income - shareholders of the Company	58	130	190	431	479

(1)
For 2020, this reflects an impairment and write-off of certain assets in Israel (Rotem Amfert Israel), related to continued low phosphate prices and the Company’s plan to discontinue unprofitable phosphate rock production and sale, which also resulted in an increase in the provision for assets retirement obligation (ARO) as well as an increase in facilities restoration costs. Also reflects an impairment of assets and an increase in the Sallent site (Vilafruns) closure costs in Spain (ICL Iberia). For 2019, this represents a partial reversal of an impairment loss related to assets in Germany - due to an agreement for the sale of assets - which was incurred in 2015, partly offset by an increase in the provision for the Sallent site closure costs, together with an increase in the provision for the removal of prior periods waste in bromine production facilities in Israel.

(2)
For 2020, this reflects an increase in the provision related to headcount reduction, which was implemented as part of the Company’s efficiency initiatives and measures, primarily through an early retirement plan for the Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium).

(3)
For 2019, this reflects an increase in the provision for the finalization of the royalties' arbitration in Israel related to prior periods, which was partly offset by a decrease in the provision related to legal claims in Spain.

For more information, see Note 4 to the Company's condensed consolidated interim financial statements as at September 30, 2020.

 ICL Group Limited Q3 2020 Results 6

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	54	130	(54)	427	475
Depreciation and Amortization	123	110	360	330	443
Financing expenses, net	29	32	112	104	129
Taxes on income	14	35	1	132	147
Adjustments*	6	-	303	4	4
Total adjusted EBITDA	226	307	722	997	1,198

*    See "Adjustments to reported operating and net income (Non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) - shareholders of the Company	54	130	(54)	427	475
Adjustments*	6	-	303	4	4
Total tax impact of the above operating income & finance expenses adjustments	(2)	-	(59)	-	-
Adjusted net income - shareholders of the Company	58	130	190	431	479
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,280,403	1,283,675	1,280,190	1,283,401	1,282,056
Diluted adjusted earnings per share (in dollars)**	0.05	0.10	0.15	0.34	0.37

*    See "Adjustments to reported operating and net income (Non-GAAP)" above.

**   The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

 ICL Group Limited Q3 2020 Results 7

Statement regarding COVID-19

In March 2020, the World Health Organization declared the coronavirus (COVID-19) a pandemic and recommended containment and mitigation measures worldwide. Since then, the pandemic has continued to spread across the globe at varying rates and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity, in part, due to preventative ongoing measures taken by various governmental organizations around the world.

Toward the end of the second quarter of 2020, certain countries, including Israel, began to experience an outbreak of a second wave of the pandemic. Toward the end of the third quarter, as the infection rate increased significantly in Israel, the government mandated a lockdown for the second time this year. Significant mitigation actions, including lockdowns, are being enforced in other countries as well, in order to control the increasing infection rate globally.

Given these conditions, we have continued to take measures to ensure the health and safety of our employees in all of our facilities and offices, our suppliers, our business partners and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the potential impact on our business. Such measures include, among others, modification of work methods to allow required social distancing, such as reduction of the number of employees in each shift, working in smaller groups ("capsules"), providing hygiene materials and protective equipment, and monitoring COVID-19 infection rates among our employees. In addition, we have modified some of our work practices to enable our employees to accomplish critical tasks in new ways, leveraging innovation and prioritizing resources. We have implemented communication technologies to maintain work routines, enabling our employees to engage with each other, as well as with our business partners, through digital platforms and other remote access tools.

In order to manage these measures and to enable an immediate response to new and frequently‑changing health and safety requirements, a special COVID-19 response team was established. Directed by the senior management of the Company, the team is responsible for the constant monitoring of new guidelines and instructions issued by global and local health organizations, daily monitoring of operations across the Company's facilities, quick implementation of necessary adjustments to our operations, management of internal communications to inform our employees on a regular basis, and support our employees to adapt to this challenging environment.

During the first nine months of 2020, most of our manufacturing facilities around the world continued to operate undisturbed and have been deemed to be essential businesses by most of the relevant local government authorities. In Israel, our facilities continue to operate at full production levels, with ICL Dead Sea achieving a record level of potash production for the first nine months of the year. This followed the upgrade of these facilities in the fourth quarter of 2019 and was in spite of the challenges related to the COVID-19 pandemic, which we are continuously and proactively working to overcome. In order to comply with the local authorities' guidelines and to ensure the well-being of our employees, at the end of March 2020, the Company's potash mining operations in Spain were temporarily halted for approximately three weeks, and the Company's Polysulphate® mining activities in the UK were also curtailed. In the UK, the Company has gradually ramped production back up and normal rates have been maintained since the end of the second quarter. In Spain, production in the Suria site (Cabanasses mine) gradually ramped back up to normal capacity, while the Sallent potash site (Vilafruns mine) was closed at the end of June 2020, in order to expedite the consolidation plan of the ICL Iberia sites. In addition, some of our external contractors declared force majeure, which led to a delay in few of our projects, including the construction of a new ramp in Spain and the P-9 pumping station in the Dead Sea. The financial impact due to the delay of these projects is not expected to be material to the Company's business. For more information, see the "Highlights and Business Environment" section of the Potash segment.

 ICL Group Limited Q3 2020 Results 8

The emergence of the COVID-19 pandemic had a negative impact on our business performance for the first nine months of the year, as revenues decreased, primarily due to lower demand for some of our Industrial Products segment products, such as clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower activity in the automotive and electronics industries. In addition, our operating results were negatively impacted, primarily due to lower production in Europe and other operational costs related to the COVID-19 pandemic. Nevertheless, this impact was partly mitigated by efficiency initiatives and other measures initiated by the Company. For more information regarding the efficiency initiatives, see Note 4 to the Company's condensed consolidated interim financial statements as at September 30, 2020.

While the ultimate impact of the pandemic on the global economy remains unclear at this stage, we anticipate it will have a continuing impact on our results for the next few quarters, including but not limited to, affecting our revenues and operating income due to the decline in global demand in the end markets for some of our products, as well as health and safety restrictions and measures affecting our operations.

As a result of uncertain environment brought about by the COVID-19 pandemic, we have taken actions to further enhance our financial profile and flexibility. At the beginning of January 2020, we issued bonds (series G) in Israel listed on the TASE, in the amount of NIS 380 million (approximately $110 million) and in May 2020 we doubled the size of the series G bonds with a follow-on issuance. On July 2, 2020, the Company entered into a COVID Corporate Financing Facility agreement (CCFF) with the Bank of England, according to which, the Company has eligibility to withdraw up to £300 million (about $385 million). As at the reporting date, the Company had withdrawn £50 million (about $64 million) with a maturity date of May 18, 2021. In addition, in September 2020, the Company signed a new securitization agreement with three international banks for a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025. At the end of September 2020, the Company had approximately $1.25 billion in cash, deposits and unutilized credit facilities. Given our financial position, we expect to be able to maintain adequate liquidity, as we manage through the current challenging global economic environment. We believe our available liquidity including cash, deposits and unutilized credit facilities, and capital resources are adequate to fund our operations and that the pandemic is not expected to have an adverse effect on our ability to comply with our financial covenants. In addition, we continue to closely monitor our capital expenditures and the potential impacts of COVID-19 and will take further actions, as appropriate, in order to enhance our financial flexibility. For more information, please see the "Liquidity and Capital Resources" section.

For information regarding the voluntary compensation reductions, which were taken by senior management of the Company during the first quarter of 2020 in light of the COVID-19 pandemic's impact on the market and economy, please see the "Board of Directors and Senior Management Updates" section.

At this stage, the Company continues to respond to the evolving business environment, continues to adjust to the pandemic economy and takes the appropriate measures to further enhance operational efficiency in an effort to mitigate the impact of the pandemic on our business. These measures include implementing cross‑segment cost saving initiatives and maximizing our integrated business model, versatile production capabilities and worldwide logistics and marketing arrays, as we seek to maintain a stable supply of ICL products to our customers while safeguarding the health and safety of our employees globally. The Company is unable to accurately assess the full future impact of the COVID‑19 pandemic on its operations, due to, among other factors, the heightened volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which we operate, and additional countermeasures that governments and central banks may take.

 ICL Group Limited Q3 2020 Results 9

Consolidated Results Analysis

Results analysis for the period July – September 2020

Sales	Expenses	Operating income
$ millions

Q3 2019 figures	1,325	(1,124)	201
Total adjustments Q3 2019*	-	-	-
Adjusted Q3 2019 figures	1,325	(1,124)	201
Quantity	(50)	29	(21)
Price	(92)	-	(92)
Exchange rates	21	(21)	-
Raw materials	-	18	18
Energy	-	(2)	(2)
Transportation	-	5	5
Operating and other expenses	-	(3)	(3)
Adjusted Q3 2020 figures	1,204	(1,098)	106
Total adjustments Q3 2020*	-	(6)	(6)
Q3 2020 figures	1,204	(1,104)	100

* See "Adjustments to reported operating and net income (Non-GAAP)".

-
Quantity – The negative impact on operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions, mainly clear brine fluids and elemental bromine, as well as bromine‑based flame retardants, mainly due to a decrease in global demand related to the COVID‑19 pandemic. This was partly offset by improved potash site mix, as well as higher sales volumes of phosphate fertilizers, specialty fertilizers and dairy proteins.

-
Price – The negative impact on operating income was primarily related to a $64 decrease in the average realized price per tonne of potash, compared to the same quarter last year, and a decrease in the selling prices of phosphate commodities products.

-
Exchange rates – The appreciation of the average exchange rate of the euro against the dollar, which contributed to revenue more than it increased operational costs and the devaluation of the average exchange rate of the Brazilian real against the dollar, which contributed to operational cost-savings, were fully offset by the appreciation of the average exchange rate of the Israeli shekel, which increased operational costs.

-
Raw materials – The positive impact of raw material prices on operating income was primarily related to lower prices of sulphur consumed during the quarter, as well as a decrease in the prices of various raw materials used for products of the Innovative Ag Solutions segment.

-	Transportation – The positive impact on operating income was primarily related to a decrease in marine transportation costs.

-
Operating and other expenses – The negative impact on operating income was primarily related to higher operating costs, mainly due to decreased production in Spain and costs related to the COVID-19 pandemic.

 ICL Group Limited Q3 2020 Results 10

The following table sets forth sales by geographical regions based on the location of the customers:

7-9/2020		7-9/2019
$ millions	% of Sales	$ millions	% of Sales

Europe	411	34	447	34
Asia	360	30	354	27
North America	194	16	245	18
South America	129	11	191	14
Rest of the world	110	9	88	7
Total	1,204	100	1,325	100

-
Europe – The decrease in sales primarily relates to a decrease in the selling prices and quantities of potash sold, as well as a decrease in the selling prices of phosphate fertilizers. This was partly offset by higher sales volumes of specialty fertilizers and by the positive impact of the appreciation of the average exchange rate of the euro against the dollar.

-
Asia – The increase in sales primarily relates to an increase in the quantities sold of phosphate fertilizers and potash, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in the selling prices of potash and phosphate fertilizers, as well as a decrease in the quantities sold of elemental bromine and bromine-based flame retardants.

-
North America – The decrease in sales primarily relates to a decrease in the quantities sold of bromine-based industrial solutions, potash and magnesium, partly offset by an increase in the quantities of specialty fertilizers sold.

-
South America – The decrease in sales primarily relates to a decrease in the selling prices and quantities sold of potash, a decrease in the quantities of clear brine fluids sold and a decrease in the selling prices phosphate fertilizers.

-	Rest of the world – The increase in sales primarily relates to an increase in sales volumes of dairy proteins.

 ICL Group Limited Q3 2020 Results 11

Financing expenses, net

Net financing expenses in the third quarter of 2020 amounted to $29 million, compared to $32 million in the same quarter last year - a decrease of $3 million.

The decrease relates mainly to long-term employee benefits provisions and long-term lease revaluation (IFRS 16) which decreased by $6 million, due to the higher Israeli shekel appreciation against the dollar during the corresponding quarter last year. In addition, interest expenses decreased by $4 million, mainly due to a decrease in the average interest rate.

On the other hand, the decrease was partly offset by losses from net exchange rate differences and hedging transactions in the amount of $6 million, mainly affected by the higher Israeli shekel appreciation against the dollar during the corresponding quarter last year. This was partly offset by an income in energy and dry bulk shipping derivatives, due to energy and dry bulk shipping prices curve increase.

Tax expenses

Tax expenses in the third quarter of 2020 and 2019 amounted to $14 million and $35 million, reflecting an effective tax rate of about 19% and 21%, respectively. The Company’s lower effective tax rate in the current quarter is mainly due to utilization of prior-year tax losses in China.

 ICL Group Limited Q3 2020 Results 12

Results analysis for the period January – September 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	4,165	(3,497)	668
Total adjustments YTD 2019*	-	4	4
Adjusted YTD 2019 figures	4,165	(3,493)	672
Quantity	(135)	106	(29)
Price	(298)	-	(298)
Exchange rates	(6)	(9)	(15)
Raw materials	-	67	67
Energy	-	-	-
Transportation	-	11	11
Operating and other expenses	-	(42)	(42)
Adjusted YTD 2020 figures	3,726	(3,360)	366
Total adjustments YTD 2020*	-	(303)	(303)
YTD 2020 figures	3,726	(3,663)	63

* See "Adjustments to reported operating and net income (Non-GAAP)".

-
Quantity – The negative impact on operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions (mainly clear brine fluids) and bromine‑based flame retardants, mainly due to a decrease in global demand as a result of the COVID‑19 pandemic. This was partly offset by an improved potash site mix, as well as higher sales volumes of phosphate‑based food additives, acids and specialty fertilizers.

-
Price – The negative impact on operating income was primarily related to a $58 decrease in the average realized price per tonne of potash compared to the same period last year and a decrease in the selling prices of phosphate commodities products.

-
Exchange rates – The negative impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. The above trend was partly offset by the devaluation of the average exchange rate of the Brazilian real, which contributed to the operational cost‑savings and by the euro-dollar exchange rate fluctuations, which contributed to the operational cost‑savings more than it decreased revenues.

-
Raw materials – The positive impact of raw material prices on operating income was primarily related to lower prices of sulphur consumed during the period, as well as a decrease in the prices of various raw materials used for products in the Innovative Ag Solutions segment.

-	Transportation – The positive impact on operating income was primarily related to lower marine and inland transportation costs.

-
Operating and other expenses – The negative impact on operating income was primarily related to higher operating costs, due to costs related to the COVID-19 pandemic and decreased production in Spain. It also reflects the capital gains recorded in the first quarter of 2019, due to the sale and leaseback of office buildings in Israel and higher depreciation expenses. This negative impact was partly offset by increased production at ICL Dead Sea and the reduction in certain costs as a result of the implementation of efficiency initiatives and measures.

 ICL Group Limited Q3 2020 Results 13

The following table sets forth sales by geographical regions based on the location of the customers:

1-9/2020		1-9/2019
$ millions	% of Sales	$ millions	% of Sales

Europe	1,387	37	1,506	36
Asia	1,023	27	1,122	27
North America	631	17	701	17
South America	377	10	545	13
Rest of the world	308	9	291	7
Total	3,726	100	4,165	100

-
Europe – The decrease in sales primarily relates to a decrease in the selling prices and quantities of phosphate fertilizers sold, a decrease in the selling prices of potash, as well as a decrease in the quantities sold of specialty fertilizers and elemental bromine. The decrease was partly offset by higher sales volumes of potash and green phosphoric acid.

-
Asia – The decrease in sales primarily relates to a decrease in the selling prices and quantities of green phosphoric acid sold, a decrease in the selling prices of potash and phosphate fertilizers, as well as a decrease in the quantities sold of bromine‑based flame retardants and phosphate rock. The decrease was partly offset by an increase in the quantities sold of potash, phosphate fertilizers and specialty agriculture products.

-
North America – The decrease in sales primarily relates to a decrease in the quantities sold of potash, bromine-based industrial solutions and magnesium, partly offset by an increase in the quantities sold of phosphate fertilizers and phosphorous-based flame retardants.

-
South America – The decrease in sales primarily relates to a decrease in the selling prices and quantities sold of potash and phosphate fertilizers, together with a decrease in the quantities of clear brine fluids sold.

-	Rest of the world – The increase in sales primarily relates to an increase in sales volumes of dairy proteins.

 ICL Group Limited Q3 2020 Results 14

Financing expenses, net

The net financing expenses in the nine months ended September 30, 2020 amounted to $112 million, compared with $104 million last year – an increase of $8 million.

The increase relates mainly to a loss from net exchange rate differences and hedging transactions in the amount of $51 million, related to the volatile business environment, which includes a sharp decrease in energy and dry bulk shipping prices, a decrease in the USD interest rate curve and exchange rate fluctuations.

On the other hand, expenses related to long-term employee benefits provisions and long-term lease revaluation (IFRS16) decreased by $23 million, mainly due to higher appreciation of the Israeli shekel against the dollar during the corresponding period last year. In addition, interest expenses decreased by $15 million, mainly due to a decrease in the average interest rate.

Tax expenses

Tax expenses in the nine months ended September 30, 2020, and September 30, 2019, amounted to $1 million and $132 million, reflecting a negative effective tax rate of about 2% and a positive effective tax rate of 23%, respectively. The Company’s negative effective tax rate in the current period is mainly due to the deferred tax effect from the significant impairment losses and recognition of provisions, related to the ICL Rotem efficiency plan, which is subject to a beneficiary tax rate (7.5%). The tax rate in the corresponding period last year was negatively affected by the appreciation of the Israeli shekel against the dollar during the period.

 ICL Group Limited Q3 2020 Results 15

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Segment sales and operating income in the third quarter of 2020 decreased by 20% and 43% year‑over-year, respectively, due to lower sales volumes, slightly offset by a positive price contribution. Lower demand for elemental bromine, clear brine fluids and bromine-based flame retardants, resulting from the negative impact of the COVID-19 pandemic on global industrial activity and demand for oil and gas, was partly offset by higher sales volumes of phosphorus‑based flame retardants. The moderate recovery in demand for certain flame retardants for the building and construction and electronics industries in the fourth quarter of 2020 could partially mitigate the usual seasonal fourth quarter pattern.

Significant highlights and business environment

•
Market prices of elemental bromine in China gradually increased during the third quarter of 2020 to a U.S. dollar 12-month high. The increase was due to a combination of higher resource taxes imposed by the Chinese government, relatively lower bromine production by several producers and a favorable impact of the appreciation of the Chinese yuan against the dollar. The positive pricing momentum has so far continued into the fourth quarter.

•	Sales of elemental bromine decreased compared to the third quarter of 2019 due to lower demand as a result of the COVID‑19 pandemic.

•
Global demand for bromine-based flame retardants softened during the third quarter of 2020, as a result of the COVID-19 pandemic. ICL’s sales of bromine-based flame retardants decreased compared to the third quarter of 2019, mainly due to lower demand for printed circuit boards, electronics and textile. This was partly offset by higher demand, both sequentially and compared to the third quarter of 2019, for bromine-based flame retardants to the building and construction industry.

•
The sharp decline in demand for oil and gas for transportation and industry, caused by the COVID‑19 pandemic, led to a decline in drilling activities and resulted in a significant decrease in demand and sales of clear brine fluids compared to the third quarter of 2019.

•
Phosphorus-based flame retardants sales were higher year-over-year and sequentially. This is mainly due to higher demand from the building and construction industry in Europe and the US, which coincided with supply constraints from Chinese producers, as Chinese regulatory authorities required the shutdown and potential relocation of several production facilities located in high-density populated areas.

•
Sales of specialty minerals decreased as strong performance of the magnesia and calcium businesses, supported by high demand for food supplements and pharmaceuticals markets was more than offset, primarily by weaker pre-season sales of MgCl for de-icing.

•
The impact of the COVID-19 pandemic on the Industrial Products segment is expected to continue through the fourth quarter of 2020 and to result in lower demand for clear brine fluids and certain brominated flame retardants for the automotive industry. At the same time, a gradual recovery in the demand for certain flame retardants for the building and construction and electronics industries, could partly offset the overall negative impact.

•
In September 2020, a new collective labor agreement was signed between the Company's subsidiary, Bromine Compounds Ltd. and the Bromine Compounds workers' union, in effect until April 2025. The main terms of the agreement include, among other things, salary increases for employees to whom it applies, a retirement plan for permanent employees and a reduction of FTE's.

 ICL Group Limited Q3 2020 Results 16

Results of operations

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	270	339	919	1,025	1,318
Sales to external customers	267	337	909	1,017	1,307
Sales to internal customers	3	2	10	8	11
Segment profit	50	88	223	278	338
Depreciation and Amortization	19	17	54	49	67
Capital expenditures*	16	26	61	56	74

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period July - September 2020

Sales	Expenses	Operating income
$ millions

Q3 2019 figures	339	(251)	88
Quantity	(76)	31	(45)
Price	3	-	3
Exchange rates	4	(6)	(2)
Raw materials	-	1	1
Energy	-	1	1
Transportation	-	-	-
Operating and other expenses	-	4	4
Q3 2020 figures	270	(220)	50

-
Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions, mainly clear brine fluids and elemental bromine, as well as bromine-based flame retardants, mainly due to a decrease in global demand as a result of the COVID‑19 pandemic. This was partly offset by an increase in sales volumes of phosphorus‑based flame retardants.

-	Price – The minor positive impact on the segment’s operating income was primarily related to an increase in the selling prices of specialty minerals.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue more than it increased operational costs.

 ICL Group Limited Q3 2020 Results 17

Industrial Products Segment information as at September 30, 2020 (Unaudited)

Results analysis for the period January – September 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	1,025	(747)	278
Quantity	(113)	53	(60)
Price	7	-	7
Exchange rates	-	(7)	(7)
Raw materials	-	(1)	(1)
Energy	-	2	2
Transportation	-	(1)	(1)
Operating and other expenses	-	5	5
YTD 2020 figures	919	(696)	223

-
Quantity – The negative impact on the segment’s operating income was primarily related to a decrease in the quantities sold of bromine-based industrial solutions and bromine-based flame retardants, mainly due to a decrease in global demand as a result of the COVID‑19 pandemic.

-	Price – The positive impact on the segment’s operating income was primarily related to an increase in the selling prices of specialty minerals.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs.

-	Operating and other expenses – The positive impact on the segment's operating income was primarily related to lower payment of royalties due to the decrease in sales volumes.

 ICL Group Limited Q3 2020 Results 18

Potash Segment information as at September 30, 2020 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces Polysulphate® in its Boulby mine in the UK and magnesium in the Dead Sea in Israel. In addition, the segment sells salt produced in its facilities, and has a power plant in Sodom, which supplies electricity to ICL's companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

The Potash segment's sales and operating income decreased in the third quarter of 2020 by 17% and 66%, respectively, compared to the same quarter in the prior year. Business performance was primarily impacted by a $64 decrease in the average potash realized price per tonne, mainly due to higher sales volumes to India and China at low contract prices, and higher operating costs, mainly due to decreased production in Spain and costs related to COVID-19. As of the date of the report, production sites are operating as planned, with ICL Dead Sea reaching a record high production level for the first nine months of the year, and we do not expect a very significant impact from the COVID-19 pandemic on the segment's results in the fourth quarter of 2020, although the full effect of the pandemic on our operations is uncertain and difficult to assess or predict.

Highlights and business environment

•
The Grain Price Index increased during the third quarter of 2020, resulting in a sequential quarterly increase driven by price increases of wheat, corn and soybean as expectations for a recovery in Chinese consumption improved. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report, published in October 2020, the estimated grains stock‑to-use ratio for the 2020/2021 agricultural year increased to 30.66%, compared to 30.30% for 2019/2020, and compared to 30.58% for 2018/2019.

•
In May 2020, ICL signed potash supply contracts with Chinese customers and Indian Potash Limited (IPL). Pursuant to these contracts, by the end of 2020, ICL will supply 910 thousand tonnes of potash (with additional 490 thousand tonnes optional quantities) at a price of $70/tonne below the previous contracts to its Chinese customers, and 410 thousand tonnes of potash (with additional 30 thousand tonnes optional quantities) to IPL at a price of $50/tonne below the previous contract. The prices are in line with the recent contract prices in China and India.

•
Toward the end of the third quarter, potash price sentiment improved, mainly in Brazil, where prices were quoted at higher levels compared to the second quarter, supported by favorable exchange rate, supply concerns from Belarus and solid demand despite seasonality challenges. Prices in Southeast Asia also increased due to higher prices of Crude Palm Oil (CPO). However, in other spot markets, mainly in Europe, prices decreased due to high availability.

 ICL Group Limited Q3 2020 Results 19

Potash Segment information as at September 30, 2020 (Unaudited)

•	Global potash market - average prices and imports:

Average prices	Q3 2020	Q3 2019	VS Q3 2019	Q2 2020	VS Q2 2020

Granular potash - Brazil	CFR spot ($ per tonne)	239	327	(27%)	222	8%
Granular potash - Northwest Europe	CIF spot/contract (€ per tonne)	241	280	(14%)	245	(2%)
Standard potash -Southeast Asia	CFR spot ($ per tonne)	240	293	(18%)	243	(1%)
Potash imports
To Brazil	million tonnes	3.3	3.4	(3%)	3.1	6%
To China	million tonnes	2.9	2.3	26%	1.7	71%
To India	million tonnes	1.5	1.0	50%	0.9	67%

Sources: CRU (Fertilizer Week Historical Price: October 2020), FAI, Brazil and Chinese customs data.

Israel

•
Following ICL's Dead Sea facilities upgrade in the fourth quarter of 2019, ICL Dead Sea reached record production for the first nine months of the year, despite the operational challenges caused by the COVID-19 pandemic.

•
Our 2019 Annual Report on Form 20-F provides details regarding the P-9 pumping station. Toward the end of the first quarter, the pumps supplier issued a notice regarding force majeure, due to the COVID-19 pandemic, resulting in a delay of the pumping station’s completion. The P-9 pumping station is expected to start commissioning toward the end of 2020 and to commence operations during the first half of 2021. In order to proceed with the project, the Company is working to enable the pumps supplier to remotely instruct a local team to assemble some of the pumps. Nevertheless, the Company expects no impact to its operations due to current sea water level, which will allow our existing pumping station (P‑88) to operate until the beginning of 2022.

•
Our 2019 Annual Report on Form 20-F provides details regarding the Salt Harvesting Project in Pond 5. As of the date of the report, the construction of the harvester (dredger) and all the necessary infrastructure have been completed. Although the contracting company (Holland Shallow Seas Dredging ltd.) issued a force majeure notice near the end of the first quarter, no significant delay was recorded. Operations are expected to commence during the fourth quarter of 2020.

Spain

•
Our 2019 Annual Report on Form 20-F provides details regarding the consolidation process of activities of ICL Iberia into one site. Over the past few months, the Company has expedited the process, which was originally scheduled for 2021. As a result, the Sallent potash site (Vilafruns mine) was closed toward the end of the second quarter of 2020. This closure is in accordance with ICL's strategic decision to concentrate its production in the Suria site (Cabanasses mine). The decision will allow the Company to speed up development in Suria, and to improve its cost per tonne in future periods. However, for the short term, we are incurring certain costs related to the site closure and higher operating costs due to the overall decreased production in Spain, which are expected to continue during the fourth quarter.

•
Production operations in Suria have been at normal rates since the end of the second quarter of 2020, following a three‑week full production shutdown and a period of partial operations caused by the COVID-19 pandemic.

•
For information regarding the arbitration proceeding conducted between ICL Iberia and Akzo Nobel Industrial Chemicals B.V., in which, to the best of the Company's knowledge, the arbitration award is expected during or shortly after the fourth quarter of 2020, see Note 7 to the Company's condensed consolidated interim financial statements as at September 2020.

 ICL Group Limited Q3 2020 Results 20

Potash Segment information as at September 30, 2020 (Unaudited)

UK

•	Production of Polysulphate® increased by 10% to 191 thousand tonnes in the third quarter of 2020, and sales volumes increased by 49% to 113 thousand tonnes compared to the third quarter of 2019.

•	Production operations in the UK have been at normal rates since the end of the second quarter of 2020, following a period of only partial operations caused by the COVID-19 pandemic.

Magnesium

•
Global end market demand for magnesium started to show initial signs of recovery in the third quarter of 2020, mainly due to a gradual restart of the automotive sector and strong demand from the aluminum packaging industry. However, this positive trend was partly offset by continued decreased demand in the aerospace and other aluminum sectors, along with high levels of inventory among both producers and consumers.

•
The segment is implementing efficiency initiatives, including early retirement of Dead Sea Magnesium employees. See Note 4 to the Company's condensed consolidated interim financial statements as at September 30, 2020.

Results of operations

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment sales	313	376	967	1,192	1,494
Potash sales to external customers	224	280	703	889	1,081
Potash sales to internal customers	20	26	67	77	100
Other and eliminations*	69	70	197	226	313
Gross profit	115	176	334	544	643
Segment profit	28	83	80	267	289
Depreciation and Amortization	42	37	123	111	149
Capital expenditures**	76	93	192	341	478
Average realized price (in $)***	220	284	231	289	286

*
Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by our power plants in Israel.

**	For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying Financial Statements.

***
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily due to marine transportation costs.

 ICL Group Limited Q3 2020 Results 21

Potash Segment information as at September 30, 2020 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019

Production	1,064	1,050	3,319	3,315	4,159
Total sales (including internal sales)	1,111	1,079	3,333	3,345	4,130
Closing inventory	401	355	401	355	414

7-9/2020

−
Production – In the third quarter of 2020, potash production was 14 thousand tonnes higher than in the corresponding quarter last year. The increased production in ICL Dead Sea was almost offset by lower production in ICL Iberia, mainly due to the Sallent site closure which reduced potash production quantities by about 80 thousand tonnes.

−
Sales – The quantity of potash sold in the third quarter of 2020 was 32 thousand tonnes higher than in the corresponding quarter last year, primarily due to an increase in potash sales to India and China, partly offset by decreased sales to Europe and Brazil.

1-9/2020

−
Production – In the first nine months of 2020, potash production was 4 thousand tonnes higher than in the corresponding period last year. The increased production in ICL Dead Sea, which achieved its highest production level ever for the first nine months of the year, was almost offset by lower production in ICL Iberia, mainly due to COVID-19 related operational challenges and the Sallent site closure.

−
Sales – The quantity of potash sold in the first nine months of 2020 was 12 thousand tonnes lower than in the corresponding period last year, primarily due to a decrease in potash sales to Brazil and the US, partly offset by increased sales to India and Vietnam.

 ICL Group Limited Q3 2020 Results 22

Potash Segment information as at September 30, 2020 (Unaudited)

Results analysis for the period July – September 2020

Sales	Expenses	Operating income
$ millions

Q3 2019 figures	376	(293)	83
Quantity	(1)	18	17
Price	(66)	-	(66)
Exchange rates	4	(5)	(1)
Energy	-	(2)	(2)
Transportation	-	4	4
Operating and other expenses	-	(7)	(7)
Q3 2020 figures	313	(285)	28

-
Quantity – Despite having a minor negative impact on revenues, the favorable site and product sales mix had a positive impact on the segment’s operating income, as the increase in sales volumes of potash from ICL Dead Sea more than offset decreased sales volumes of potash from ICL Iberia due to the closure of the Sallent site and decreased sales of lower margin products.

-	Price – The negative impact on the segment’s operating income was primarily related to a decrease of $64 in the average realized price per tonne of potash compared to the same quarter last year.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which increased operational costs. This negative impact was mostly offset by the appreciation of the average exchange rate of the euro against the dollar, which increased revenue.

-
Operating and other expenses – The negative impact on the segment's operating income was primarily related to higher operating costs, due to decreased production in Spain, costs related to the COVID-19 pandemic and higher depreciation costs. This negative impact was partly offset by increased production at ICL Dead Sea.

  ICL Group Limited Q3 2020 Results 23

Potash Segment information as at September 30, 2020 (Unaudited)

Results analysis for the period January – September 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	1,192	(925)	267
Quantity	(26)	56	30
Price	(199)	-	(199)
Exchange rates	-	(6)	(6)
Energy	-	1	1
Transportation	-	12	12
Operating and other expenses	-	(25)	(25)
YTD 2020 figures	967	(887)	80

-
Quantity – Despite having a negative impact on revenues, the favorable site and product sales mix had a positive impact on the segment’s operating income, as the increase in sales volumes of potash from ICL Dead Sea more than offset decreased sales volumes of potash from ICL Iberia due to the closure of the Sallent site and decreased sales of lower margin products.

-
Price – The negative impact on the segment’s operating income was primarily related to a decrease of $58 in the average realized price per tonne of potash compared to the same period last year, as well as the downward price adjustment with respect to certain quantities of potash sold during 2019, in line with the potash supply contracts in China.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, increasing operational costs, which was partly offset by the euro-dollar exchange rate fluctuations, decreasing operational costs.

-	Transportation – The positive impact on the segment’s operating income was primarily related to a decrease in marine and inland transportation costs.

-
Operating and other expenses – The negative impact on the segment's operating income was primarily related to higher operating costs, due to costs related to the COVID-19 pandemic, decreased production in Spain and higher depreciation expenses. This negative impact was partly offset by increased production at ICL Dead Sea and a reduction in certain costs as a result of the implementation of efficiency initiatives and measures by the segment.

  ICL Group Limited Q3 2020 Results 24

Phosphate Solutions Segment information as at September 30, 2020 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain, using phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

The segment's sales were stable, while operating income decreased by 13%, year‑over‑year, mainly due to lower phosphate commodity market prices, which started to gradually recover during the third quarter, partly offset by lower raw materials prices and efficiency initiatives. Strong phosphate specialties performance, despite global challenges related to the COVID-19 pandemic, ongoing positive operating income of the YPH JV in China and a recovery in phosphate commodity prices resulted in a significant sequential improvement in operating income. Fourth quarter results for both the commodities and the specialties phosphate businesses are expected to decrease, compared to the current quarter, due to the usual seasonal pattern.

Phosphate specialties sales of $295 million and operating income of $34 million in the third quarter of 2020 were approximately 2% and 13% higher, respectively, compared to the third quarter of 2019. The increase in operating income was driven mainly by strong volumes, lower costs and a positive exchange rates impacts.

Sales of phosphate commodities amounted to $211 million, approximately 3% lower than the third quarter of 2019, mostly due to significantly lower market prices which was partly offset by higher sales volumes and favorable exchange rates. Operating loss of $6 million in the third quarter of 2020, compared to operating income of $2 million in the third quarter of 2019, is attributed to a decrease in prices, partly offset by lower raw materials costs and higher sales volumes, mainly to Asia and North America.

Highlights and business environment

•
Global phosphate specialties and commodities markets were not significantly disrupted during the third quarter and the first nine months of 2020, despite the logistical and operational restrictions that were imposed in certain countries due to the ongoing spread of the COVID-19 pandemic. ICL’s robust and diversified customer portfolio and wide geographic reach of its phosphate specialties businesses coupled with strong demand for food products, prevented a material impact of the pandemic on the segment's business performance. As of the date of this report, we do not see a significant impact from the COVID-19 pandemic on the segment's results in the fourth quarter of 2020, although the full effect of the pandemic on the global economy and on our phosphate business is uncertain and difficult to assess or predict.

•
Revenues of phosphate salts in the third quarter of 2020 were stable year-over-year. Higher sales volumes of food grade phosphates were partly offset by a decrease in sales volumes of industrial salts. The positive trend in food grade phosphates was driven by strong sales volumes in South America and Europe, which were partly related to a shift of sales from the food service sector to the retail sector, including supermarkets, caused by the COVID-19 pandemic. The decrease in sales of industrial salts, mainly in Europe and North America, was the result of slowdowns in various key industries and was partly offset by increased sales volumes to the dental hygiene industry in China.

•
White phosphoric acid (WPA) revenues in the third quarter of 2020 increased slightly year‑over-year. Revenues in China increased, despite seasonal slowdown and general weakness in the industrial market. Revenues in Europe and North America remained stable. Revenues in South America decreased compared to the third quarter of 2019, due to lower sales volumes to key industrial markets, though volumes improved sequentially. Market prices for food grade WPA decreased modestly in Europe, North and South America due to a competitive business environment.

  ICL Group Limited Q3 2020 Results 25

Phosphate Solutions Segment information as at September 30, 2020 (Unaudited)

•
The new WPA food grade plant in China continues to ramp up in a testing mode. The plant is expected to add up to 70 thousand tonnes of food grade acid production capacity once fully ramped up, and is scheduled to produce commercial food-grade acid toward the end of 2020.

•
Dairy protein revenues in the third quarter of 2020 were significantly higher compared to the third quarter of 2019, mainly due to strong sales of the new goat milk powders business and organic cow products. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients market for high end applications.

•
Phosphate fertilizers prices recovered significantly across most markets during the third quarter of 2020 compared to the second quarter. Prices increased due to tightened supply by major manufacturers in China, Morocco and Russia. The US market registered the sharpest price increases, mainly at the beginning of the third quarter, following the petition by Mosaic (US) to the US International Trade Commission (ITC) and to the US Department of Commerce (DoC) to impose countervailing duties on phosphate imports from Morocco and Russia. Following the DoC decision to postpone its preliminary decision from September to November 2020 and toward the seasonal demand slowdown, price increases in the US began to ease during the second half of the third quarter and shifted to eastern markets, mainly to India. Prices also increased in Brazil supported by an increase in soybean prices and a favorable exchange rate.

•
OCP (Morocco) concluded its phosphoric acid supply contracts to India for the fourth quarter of 2020 at $689/tonne (CFR 100% P2O5), a $64/tonne increase compared to the previous quarter. The accumulated price increase of $99/tonne since the first quarter of 2020 reflects the positive global sentiment in the phosphate commodity market. A similar price increase was reported in OCP's phosphoric acid supply contracts in Brazil and in Europe.

•
The normalization agreement between Israel and the United Arab Emirates has opened up commercial and economic opportunities for both countries. ICL signed its first contract to buy 35 thousand tonnes of sulphur from Abu Dhabi National Oil Company, in order to add a supply source for the purchase of Sulphur and to leverage its relatively low transportation costs compared to deliveries from Russia, Canada or Kazakhstan.

•	Global phosphate commodities market - average prices:

$ per tonne	Q3 2020	Q3 2019	VS Q3 2019	Q2 2020	VS Q2 2020

DAP	CFR India Spot	338	342	(1.2%)	316	7.0%
TSP	CFR Brazil Spot	246	306	(19.6%)	245	0.4%
SSP	CPT Brazil inland 18-20% P2O5 Spot	170	221	(23.1%)	173	(1.7%)
Sulphur	Bulk FOB Adnoc monthly contract	59	84	(29.8%)	60	(1.7%)

Source: CRU (Fertilizer Week Historical Prices, October 2020).

•	The segment is implementing efficiency initiatives including efficiency plan at ICL Rotem. See Note 4 to the Company's condensed consolidated interim financial statements as at September 30, 2020.

•	For information regarding ICL Rotem’s phosphate mining and production operations in Israel, see Note 7 to the Company's condensed consolidated interim financial statements as at September 30, 2020.

  ICL Group Limited Q3 2020 Results 26

Phosphate Solutions Segment information as at September 30, 2020 (Unaudited)

Results of operations

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	506	508	1,447	1,563	1,980
Sales to external customers	488	491	1,392	1,501	1,901
Sales to internal customers	18	17	55	62	79
Segment profit	28	32	45	99	100
Depreciation and Amortization	55	44	156	133	177
Capital expenditures*	56	51	180	255	326

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period July - September 2020

Sales	Expenses	Operating income
$ millions

Q3 2019 figures	508	(476)	32
Quantity	16	(14)	2
Price	(30)	-	(30)
Exchange rates	12	(9)	3
Raw materials	-	16	16
Energy	-	-	-
Transportation	-	1	1
Operating and other expenses	-	4	4
Q3 2020 figures	506	(478)	28

-
Quantity – The positive impact on the segment’s operating income was primarily related to higher sales volumes of phosphate fertilizers and dairy proteins. This was partly offset by the divestiture of the Hagesud business during the second quarter of 2020.

-	Price – The negative impact on the segment's operating income was primarily related to a decrease in the selling prices of phosphate fertilizers and acids.

-
Exchange rates – The favorable impact on the segment’s operating income was primarily related to the devaluation of the average exchange rate of the Brazilian real against the dollar, which decreased operational costs. Additionally, the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar contributed to the segment's revenue more than it increased operational costs. The above trend was partly offset by the appreciation of the average exchange rate of the Israeli shekel, which increased operational costs.

-	Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower prices of sulphur consumed during the quarter.

  ICL Group Limited Q3 2020 Results 27

Phosphate Solutions Segment information as at September 30, 2020 (Unaudited)

Results analysis for the period January – September 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	1,563	(1,464)	99
Quantity	(9)	11	2
Price	(103)	-	(103)
Exchange rates	(4)	4	-
Raw materials	-	58	58
Energy	-	(3)	(3)
Transportation	-	(1)	(1)
Operating and other expenses	-	(7)	(7)
YTD 2020 figures	1,447	(1,402)	45

-
Quantity – Despite the negative effect on revenues, the positive impact on the segment’s operating income was primarily related to increased sales volumes of higher-margin phosphate specialties products, together with an increase in the quantities of phosphate fertilizers sold. This was partly offset by the divestiture of the Hagesud business during the second quarter of 2020, as well as lower sales volumes of phosphate rock.

-	Price – The negative impact on the segment's operating income was primarily related to a significant decrease in the selling prices of phosphate commodities products.

-
Exchange rates – The devaluation of the average exchange rate of the Brazilian real and the Chinese yuan against the dollar and the appreciation of the Israeli shekel against the dollar offset each other and had no impact on the segment's operating income.

-	Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower prices of sulphur consumed during the period.

-	Operating and other expenses – The negative impact on the segment's operating income was primarily related to higher depreciation expenses and operating costs.

  ICL Group Limited Q3 2020 Results 28

Innovative Ag Solutions Segment information as at September 30, 2020 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions (IAS) segment develops, manufactures, markets and sells specialty fertilizers based primarily on nitrogen, potash and phosphate. The segment produces water soluble specialty fertilizers, liquid fertilizers, soluble fertilizers and controlled‑release fertilizers in its plants in Israel, Europe, China and the United States. The segment markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Sales in the third quarter of 2020 increased by 8% year-over-year, driven by higher sales volumes of both specialty agriculture and turf and ornamental products, mainly in Europe and North America, as well as favorable exchange rates, partly offset by lower prices. Operating income amounted to $6 million in the third quarter of 2020, compared to an operating loss of $2 million in the third quarter of 2019, primarily due to lower cost of raw materials, higher sales volumes and cost-saving initiatives. Fourth quarter results are expected to follow the usual seasonal pattern.

Highlights and business environment

•
The segment reported its third consecutive quarterly year-over-year increase in operating income. The increase in operating income in the third quarter of 2020 is mainly attributed to higher sales volumes, lower costs of raw materials and the continuous implementation of efficiency and cost reduction initiatives.

•
Sales to the specialty agriculture market increased compared to the corresponding quarter last year, mainly due to increased demand for straight fertilizers and controlled-release fertilizers products, as well as the positive impact of exchange rates. Sales of Liquid NPK fertilizers in Israel were higher year-over-year due to a delay in the main fertigation season. Higher sales were also recorded in the chemicals business.

•	Sales of specialty agriculture products continued to increase in fast-growing emerging markets such as India and Turkey.

•
Following the negative impact of the COVID-19 pandemic in the second quarter of 2020, sales to the Turf and Ornamental (T&O) markets started to recover and increased compared to the corresponding quarter last year. The increase in sales was mainly due to strong demand in the turf and landscape markets, which were supported by favorable early Autumn conditions, higher demand for fungicides and the re-opening of sports fields and golf courses.

  ICL Group Limited Q3 2020 Results 29

Innovative Ag Solutions Segment information as at September 30, 2020 (Unaudited)

Results of operations

7-9/2020	7-9/2019	1-9/2020	1-9/2019	1-12/2019
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	173	160	568	567	717
Sales to external customers	168	156	557	554	699
Sales to internal customers	5	4	11	13	18
Segment profit	6	(2)	35	23	21
Depreciation and Amortization	7	5	19	15	21
Capital expenditures*	4	5	11	22	30

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period July – September 2020

Sales	Expenses	Operating income
$ millions

Q3 2019 figures	160	(162)	(2)
Quantity	13	(9)	4
Price	(4)	-	(4)
Exchange rates	4	(4)	-
Raw materials	-	6	6
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	2	2
Q3 2020 figures	173	(167)	6

-
Quantity – The positive impact on the segment's operating income was primarily related to an increase in sales volumes of both specialty agriculture and turf and ornamental products, mainly in Europe and North America.

-	Price – The negative impact on the segment's operating income was primarily related to a decrease in the selling prices of specialty agriculture products, mainly liquid NPK fertilizers.

-
Exchange rates – The appreciation of the average exchange rate of the euro and the Israeli shekel against the dollar contributed to the segment's revenue at the same level it increased operational costs.

-	Raw materials – The positive impact on the segment's operating income was primarily related to lower costs of commodities fertilizers and ammonia.

  ICL Group Limited Q3 2020 Results 30

Innovative Ag Solutions Segment information as at September 30, 2020 (Unaudited)

Results analysis for the period January – September 2020

Sales	Expenses	Operating income
$ millions

YTD 2019 figures	567	(544)	23
Quantity	9	(7)	2
Price	(6)	-	(6)
Exchange rates	(2)	2	-
Raw materials	-	12	12
Energy	-	-	-
Transportation	-	1	1
Operating and other expenses	-	3	3
YTD 2020 figures	568	(533)	35

-
Quantity – The positive impact on the segment's operating income was primarily related to an increase in sales volumes of both specialty agriculture and turf and ornamental products, mainly in Asia and North America.

-	Price – The negative impact on the segment's operating income was primarily related to a decrease in the selling prices of specialty agriculture products, mainly liquid NPK fertilizers.

-
Exchange rate – The appreciation of the average exchange rate of the Israeli shekel against the dollar and the euro-dollar exchange rate fluctuations offset each other and had no impact on the segment's operating income.

-	Raw materials – The positive impact on the segment's operating income was primarily related to lower costs of commodities fertilizers.

  ICL Group Limited Q3 2020 Results 31

Liquidity and Capital Resources

As at September 30, 2020 the Company retained high levels of cash, cash equivalents, short-term investments and deposits in the amount of $314 million compared to $191 million as at December 31, 2019. The increase is part of the Company's initiatives to enhance its financial flexibility in light of the current challenging global economic environment.

Source and uses of cash

Net cash provided by operating activities:

Net cash flows provided by operating activities decreased by $165 million compared to the corresponding quarter last year, mainly due to lower net income, primarily relating to a decrease in the selling prices of potash and phosphate commodity products and a decrease in the quantities of bromine‑based products sold, as a result of the COVID‑19 pandemic. In addition, the lower net income led to a lower decrease in the working capital.

Net cash used in investing activities:

Net cash flows used in investing activities amounted to $144 million and are at a similar level to the corresponding quarter last year. Purchases of property, plant and equipment, and intangible assets amounted to $143 million in the current quarter and $147 million in the corresponding quarter last year.

Net cash used in financing activities:

Net cash used in financing activities decreased by $84 million compared to the corresponding quarter last year, mainly due to a decrease in the net repayment of long-term and short-term loans in the amount of $46 million, along with lower dividend payments in the current quarter.

Outstanding net debt

As at September 30, 2020, ICL’s net financial liabilities amounted to $2,425 million, an increase of $15 million compared to December 31, 2019.

Credit facilities

In September 2020, the Company signed a new securitization agreement with three international banks for a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025, that replaces the previous securitization agreement in the amount of $350 million, which matured recently. The new securitization agreement has similar terms as the previous agreement. As at September 30, 2020, ICL had utilized approximately $178 million of the facility’s framework.

In addition, ICL has long‑term credit facilities of $1,100 million (not including the CCFF agreement with the Bank of England described below), of which $164 million were utilized as at September 30, 2020. Further to Note 14 to the annual financial statements, in connection to the termination date of the Company's long-term credit facility, in October 2020, most lenders decided to extend the credit facility maturity regarding the amount of $900 million, by an additional year, until March 2025.

In March 2020, the United Kingdom Her Majesty's Treasury (HMT) and the Bank of England lending facility, launched the COVID Corporate Financing Facility (CCFF). The facility is designed to support liquidity among larger firms, helping them to bridge coronavirus disruption to their cash flows through the purchase of short-term debt in the form of commercial paper. On July 2, 2020, the Company entered into a CCFF agreement with the Bank of England, according to which, the Company has eligibility to withdraw up to £300 million (about $385 million), bearing an annual interest rate of SONIA + 0.6%. As at the reporting date, the Company has withdrawn £50 million (about $64 million) with a maturity date of May 18, 2021.

  ICL Group Limited Q3 2020 Results 32

Debentures

Following the issuance of series G debentures in Israel on January 2, 2020, the Company completed an expansion of the series G debentures offering in Israel, in the amount of NIS 386 million (approximately $112 million) on May 18, 2020. The aggregate principal amount of the Series G debentures after the expansion amounts to NIS 766 million (approximately $223 million). The principal of the series G debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The series G debentures carry an annual coupon of 2.4% to be paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. On May 14, 2020 the series G debentures were rated as "ilAA" by the Standard & Poor's Maalot rating agency. The interest rate on the series G debentures will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA" and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB".

Ratings and financial covenants

On June 29, 2020, the credit rating agency S&P reaffirmed the Company's international credit rating 'BBB-' with stable outlook. The credit rating agency S&P Ma'alot reaffirmed the Company's credit rating 'ilAA' with stable outlook.

On June 23, 2020, Fitch Ratings revised the outlook of the Company's Long-Term Issuer Default Rating to stable from positive and affirmed the Long-Term Issuer Default Rating at 'BBB-'. The revision of the outlook was due to a decrease in potash and phosphate prices combined with reduced demand for industrial solutions. The revision of the outlook from positive to stable does not constitute a decrease in the Company's credit rating.

As at September 30, 2020, the Company is in compliance with all its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the nine and three month periods ended September 30, 2020 there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019.

Board of Directors and Senior Management Updates

On April 23, 2020, the annual general meeting of shareholders approved the appointment, or reelection, of the members of the Company's Board of Directors (excluding external directors), as well as the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company's independent auditor. The shareholders further approved an amendment to the Company’s Memorandum of Association ("MOA") and Articles of Association ("AOA"), to facilitate a change in the Company's formal name, as well as the award of equity-based compensation to certain directors of the Company (excluding officers and directors of Israel Corporation Ltd.). For further information regarding the equity-based compensation award, see Note 6 to the Company’s financial statements as at September 30, 2020.

On May 4, 2020, the Company formally changed its name to ICL Group Ltd.

On October 14, 2020, the extraordinary general meeting of shareholders approved the Company's engagement in a Bridge Supply Agreement with Tamar Reservoir for the purchase of natural gas by the Company for an interim period until full gas supply is maintained pursuant to our long-term agreement with Energean PLC, the owner of the Karish/Tanin natural gas fields in Israel.

  ICL Group Limited Q3 2020 Results 33

On November 11, 2020, ICL's Board of Directors resolved to convene an extraordinary general meeting of shareholders, for: (1) the approval of the re-election of Ruth Ralbag as an external director of the Company (within the meaning of the Israeli Companies Law, 1999) for an additional three-year term, (2) the approval of the Renewed Management Services Agreement with Israel Corporation Ltd. for 2021-2023, and (3) the approval to extend the period for exemption from liability and indemnification undertakings under the Company's Letter of Exemption and Indemnification with directors who are office holders (within the meaning of the Israeli Companies Law, 1999) of Israel Corporation Ltd., who may serve from time to time, for an additional period, such that they shall apply to events that occur during an additional period until November 30, 2029. Further details regarding these items will be set forth in the Notice and Proxy Statement for the meeting that is expected to be published soon.

Fees for services rendered by Israel Corp

Further to Item 7B – Related (and Interested) Party Transactions - Management Fees to Controlling Shareholder, of the 2019 Annual Report on Form 20-F published on March 5, 2020, on May 7, 2020, the Audit & Accounting Committee examined the management services that were actually rendered in 2019 against the management fees paid in that year and concluded that the fees were reasonable. A renewed Management Services Agreement for 2021-2023 will be brought for shareholders' approval, as mentioned above.

Voluntary compensation reductions

In light of the COVID-19 pandemic's impact on the market and economy, and due to their personal commitment and sense of responsibility for the Company's support efforts towards our employees and the communities in which we operate, the Company's senior management members, the Company's members of the board who are entitled to receive compensation for their services as such (including the Company's external and independent directors), and the Company's controlling shareholder, Israel Corporation Ltd., have approached the Company, requesting to voluntarily reduce their pay for a period of 6 consecutive months, as follows: (1) a 10% reduction in the monthly salary of senior management team, including the Company's President & CEO, for the said period; and (2) a 10% reduction in the annual fixed and per meeting compensation paid to the said board members (3) a 10% reduction in the annual management fee paid to Israel Corp, pursuant to the management services agreement therewith, respectively. On May 7, 2020 and May 11, 2020, the Company's HR & Compensation Committee and Board of Directors, respectively, accepted the said requests.

  ICL Group Limited Q3 2020 Results 34

Risk Factors

Except as set forth below, in the nine and three month periods ended September 30, 2020, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019.

The COVID-19 outbreak has impacted and could in the future materially and adversely affect our financial condition and results of operations

In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China, resulting in shutdowns of manufacturing and commerce in the months that followed. In March 2020, the World Health Organization declared COVID-19 a pandemic. Since then, the pandemic has continued to spread across the globe at varying rates and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been, and may continue to be, a significant decline in global economic activity, including depressed commodity prices (including oil prices), in part, due to preventative ongoing measures taken by various governmental organizations around the world, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns.

Towards the end of the second quarter of 2020, certain countries, including Israel, began to experience an outbreak of a second wave of the COVID-19 pandemic, having even a more severe effect than the first one in some of these regions. Towards the end of the third quarter, as the infection rate increased significantly in Israel, the government mandated a lockdown for the second time this year. Significant mitigation actions, including lockdowns, are being enforced in other countries as well, in order to control the increasing infection rate globally.

The spread of the COVID-19 pandemic has led us to modify our business practices, including implementing policies, health and safety measures and procedures to protect our employees in all of our facilities and offices. In addition, in order to manage these measures and to enable an immediate response to new health and safety requirements, a special COVID-19 response team was established. The team is responsible for constant monitoring of new guidelines and instructions of global and local health organizations, daily monitoring of operations across the Company's facilities, quick implementation of necessary adjustments to our operations, management of internal communications to inform our employees on a regular basis and supporting our employees to adapt to this challenging environment. We may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. For example, at the end of March 2020, our potash mining operations in Spain were temporarily halted for approximately three weeks and since then gradually ramped back up to normal capacity at the Suria site; Polysulphate® mining activities in the UK were curtailed and gradually ramped back up to normal capacity; and some of our external contractors declared force majeure that led to a delay in few of our projects. There is no certainty that such measures will be sufficient to mitigate the risks posed by the pandemic. Furthermore, our ability to perform certain functions might be affected if we are required to take additional steps.

The emergence of the COVID-19 pandemic had a negative impact on our business performance during the first nine months of the year, as revenues decreased mainly from lower demand for some of our Industrial Products segment products such as clear brine fluids, as a result of a significant decline in oil prices and demand, and certain flame retardants, due to lower activity in the automotive and electronics industries. In addition, our operating results were negatively impacted, mainly as a result of lower production in Europe and other operational costs related to the COVID‑19 pandemic.

  ICL Group Limited Q3 2020 Results 35

Furthermore, we expect a continuing impact on our results for the next few quarters, though the full future effect of the COVID-19 pandemic on the global economy and our business is uncertain, and it may be difficult to assess or predict. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, will depend on future developments, including, but not limited to:

•	The duration, severity and spread of the pandemic and the actions required by government authorities and other health organizations to contain the disease or treat its impact.

•	The duration and severity of the sustained global recession, and the uncertainty as to when the global economy will fully recover.

•	The possibility of additional outbreaks of the virus, or any possible recurrence of other similar types of pandemics, or any other widespread public health emergencies.

•
Significant disruption of global financial markets and credit markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

•	The possibility of temporary closures of our facilities or the facilities of our suppliers, customers, their contract manufacturers, and the possibility of certain industries shutting down.

•
Lower demand and/or pricing for our products and a potential global economic recession could lead to reduced demand in our end markets, particularly bromine compounds. In addition, the significant decline in crude oil prices and the current oil markets ability to absorb excess supplies and rebalance inventory is likely to continue to result in decreased demand for our clear brine fluids.

•	The ability of our suppliers, contractors and third-party providers to meet their obligations to us at previously anticipated costs and timelines without significant disruption.

•	Our ability to continue to meet the manufacturing and supply arrangements with our customers at previously anticipated costs and timelines without significant disruption.

•	The ability to purchase raw materials that we use to produce our products, due to shortages resulting from supply chain disruptions, quarantines, shelter-in-place orders and production shutdowns.

The COVID-19 pandemic continues to rapidly evolve, and we will continue to closely monitor the situation. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent that the COVID-19 pandemic negatively impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in the risk factors in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Legal Proceedings

Derivative Actions

Further to Item 8 in our 2019 Annual Report on Form 20-F, on May 21, 2020, the Tel-Aviv District Court rejected the application for a derivative action filed by an ICL shareholder for the approval of a derivative action against three former officers and directors of the Company's subsidiary, Dead Sea Works Ltd ("DSW"), following claims relating to damages caused in the late 1990s and early 2000s to certain bridges in Israel, allegedly as a result of potash leaks from DSW trucks on their way to Eilat port.

  ICL Group Limited Q3 2020 Results 36

Additional Proceedings

According to the announcement issued by the Company on May 10, 2017, ICL Europe Coöperatief U.A. (“ICL Europe”), a subsidiary of the Company, filed a Notice of Arbitration against the Federal Democratic Republic of Ethiopia ("Ethiopia") under the Agreement of Encouragement and Reciprocal Protection of Investments between Ethiopia and the Kingdom of the Netherlands ("the Ethiopia- Netherlands BIT"). A three-member arbitration tribunal ("Tribunal") was constituted under the Arbitration Rules of the United Nations Commission on International Trade Law ("UNCITRAL Rules") to hear the case, which is being administered by the Permanent Court of Arbitration located in The Hague, the Netherlands. Following ICL Europe's filing of Notice of Arbitration on May 10, 2017 and Ethiopia's response thereto on June 12, 2017, ICL Europe submitted to the Tribunal on June 19, 2018 its Statement of Claim, seeking compensation in the amount of $181 million plus interest for damage its claims as a result of Ethiopia's coercive, arbitrary, discriminatory and unlawful conduct, culminating in the imposition without legal basis of a purported tax on ICL Europe's indirectly owned Ethiopian company, Allana Potash Afar Plc, and Ethiopia's violation of multiple provisions of the Ethiopia-Netherlands BIT, including the requirements to accord fair and equitable treatment to ICL Europe's investment, to provide full protection and security to ICL Europe's investment and not to expropriate unlawfully ICL Europe's investment. On October 19, 2018, Ethiopia submitted to the Tribunal its Statement of Defense and Objections to Jurisdiction. Among other things, Ethiopia argues that ICL Europe failed to make its investment in compliance with Ethiopian law and that the Tribunal lacks jurisdiction under the Ethiopia-Netherlands BIT as a result, that the challenged tax was lawful and does not provide a basis for presenting a claim under the Ethiopia-Netherlands BIT and that ICL terminated its investment for reasons unrelated to any of the alleged unlawful acts and omissions of Ethiopia. On August 12, 2019, ICL submitted its Reply in support of its claims against Ethiopia to which and in response Ethiopia submitted on November 25, 2019 its Rejoinder. Due to the emergence of the COVID-19 pandemic the Tribunal decided on June 19, 2020 that the hearing would proceed in two phases, in August and December 2020, with the first phase to proceed by videoconference and with the examination of Ethiopia’s fact witnesses deferred to the second phase of the hearing. On August 13, 2020, the first phase was completed.

Opening Ashalim Creek

Pursuant to Item 4 of the Company’s Annual Report for 2019 under the "Regulatory and Environmental, Health and Safety Matters" section, in connection with the Ashalim incident, in 2019, per the requirement of the Ministry of Environmental Protection, ICL has conducted a risk assessment process along the Creek. The assessment was meant to assure that the Creek’s hiking trails can be reopened and do not pose risks to the returning hikers' health, pending approval of re‑opening by the necessary authorities. The process was conducted by leading experts from Israel and abroad, utilizing advanced methodologies. The risk assessment was completed in late 2019 and the results were presented to the authorities. The Creek was found to be safe for re-opening to hikers and was re-opened to the general public in June 2020.  As part of the re-opening, ICL has committed to the continued monitoring of environmental parameters of the creek's water holes and is currently formulating the monitoring plan with the relevant authorities.

For further information regarding legal proceedings and other contingencies, see Note 7 to the Company's condensed consolidated interim financial statements as at September 30, 2020.

  ICL Group Limited Q3 2020 Results 37

Other Information

ICL acquires Fertiláqua

In October 2020, the Company entered into a definitive agreement to acquire Agro Fertiláqua Participações S.A. (hereinafter - Fertiláqua), one of Brazil's leading specialty plant nutrition companies, for a consideration of approximately $120 million.

The acquisition is expected to expand ICL's specialty plant nutrition product portfolio and significantly enhance its customer base and on-ground presence across agriculture regions in Brazil. With over 100 different products, Fertiláqua offers a complete portfolio of plant life-cycle solutions for plant nutrition and stimulation, soil revitalization, seed treatment and plant health across all key Brazilian crops, including soybeans, corn, sugarcane, cotton, coffee, fruits and vegetables.

The closing of the acquisition is expected to occur by early 2021 and is subject to the fulfilment of customary closing conditions. Following the closing, ICL expects to leverage Fertiláqua’s strong market presence and distribution capabilities to increase the sales of its organic fertilizers, controlled-released fertilizers and other specialty plant nutrition products to the Brazilian market.

Corporate responsibility report

In early August 2020, ICL published its 2019 corporate responsibility (CSR) web-report, publicly available on ICL's website at www.icl‑group-sustainability.com (English version). The Hebrew version of the report was published in early November 2020 and is publicly available on ICL's website at www.icl-group-sustainability.co.il. Our interactive report covers a broad range of topics, including ICL’s sustainability vision for 2030, environmental protection, safety, ethics, employment, sustainable solutions and innovation, responsible procurement, community engagement and other topics.

The report also describes ICL’s response to the different challenges brought about by the COVID‑19 pandemic, ICL’s vital contribution to employment and economic development in the countries wherein it operates, and ICL’s ongoing efforts to be an employer of choice and to promote diversity and gender equality in the workplace. The Company is continuously lauded for its leadership position in ESG/Sustainability practices, manifested in ICL's consistent high scores and rankings in various international sustainability indexes, such as Bloomberg, FTSE, CDP, Maala, EcoVadis and others.

The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

Consolidation of crop nutrition sales and marketing infrastructure, creating a unified commercial operating model facing agriculture end-markets

During the second quarter of 2020, ICL consolidated its crop nutrition sales and marketing infrastructure, creating a unified commercial platform facing the agriculture end-markets, in order to drive internal synergies and optimize distribution channels of commodity, specialty and semi-specialty fertilizers. The Company expects that this new operating model, which will be managed on a regional basis, will serve to achieve commercial excellence, increase the efficiency of its global operations and better leverage its region-specific knowledge, agronomic and R&D capabilities, logistical assets, and customer relationships. The described structural change has no impact on the Company's operating segments.

  ICL Group Limited Q3 2020 Results 38

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the proposed withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental legislative and licensing restrictions; laws, regulations and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 5, 2020.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the third quarter of 2020 (hereinafter – ”the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2019 (hereinafter – the “Annual Report”) and the report for the first quarter and second quarter of 2020 published by the Company (the "prior quarterly reports"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 5, 2020 and the prior quarterly reports, on May 12, 2020 and July 29, 2020, and up to the publication date of the Quarterly Report.

  ICL Group Limited Q3 2020 Results 39

Consolidated Financial Statements (Unaudited)

As at September 30, 2020
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

September 30, 2020	September 30, 2019	December 31, 2019
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	216	96	95
Short-term investments and deposits	98	91	96
Trade receivables	813	979	778
Inventories	1,233	1,205	1,312
Other receivables	388	324	403
Total current assets	2,748	2,695	2,684

Non-current assets
Investments at fair value through other comprehensive income	73	144	111
Deferred tax assets	121	97	109
Property, plant and equipment	5,368	5,068	5,331
Intangible assets	645	641	652
Other non-current assets	311	468	286
Total non-current assets	6,518	6,418	6,489

Total assets	9,266	9,113	9,173

Current liabilities
Short-term credit	614	476	420
Trade payables	669	691	712
Provisions	51	34	42
Other current liabilities	633	578	587
Total current liabilities	1,967	1,779	1,761

Non-current liabilities
Long-term debt and debentures	2,125	2,101	2,181
Deferred tax liabilities	307	357	341
Long-term employee liabilities	602	576	575
Provisions	268	221	202
Other non-current liabilities	57	45	52
Total non-current liabilities	3,359	3,300	3,351

Total liabilities	5,326	5,079	5,112

Equity
Total shareholders’ equity	3,791	3,901	3,925
Non-controlling interests	149	133	136
Total equity	3,940	4,034	4,061

Total liabilities and equity	9,266	9,113	9,173

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 41

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Sales	1,204	1,325	3,726	4,165	5,271
Cost of sales	839	853	2,641	2,684	3,454

Gross profit	365	472	1,085	1,481	1,817

Selling, transport and marketing expenses	191	199	562	590	767
General and administrative expenses	55	62	175	190	254
Research and development expenses	13	13	37	38	50
Other expenses	6	2	252	23	30
Other income	-	(5)	(4)	(28)	(40)

Operating income	100	201	63	668	756

Finance expenses	52	67	130	195	220
Finance income	(23)	(35)	(18)	(91)	(91)

Finance expenses, net	29	32	112	104	129

Share in earnings of equity-accounted investees	2	-	4	1	1

Income (loss) before income taxes	73	169	(45)	565	628

Provision for income taxes	14	35	1	132	147

Net income (loss)	59	134	(46)	433	481

Net income attributable to the non-controlling interests	5	4	8	6	6

Net income (loss) attributable to the shareholders of the Company	54	130	(54)	427	475

Earnings (loss) per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)	0.04	0.10	(0.04)	0.33	0.37

Diluted earnings (loss) per share (in dollars)	0.04	0.10	(0.04)	0.33	0.37

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,280,179	1,280,586	1,279,964	1,279,146	1,278,950

Diluted (in thousands)	1,280,403	1,283,675	1,280,190	1,283,401	1,282,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 42

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss)	59	134	(46)	433	481

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	64	(62)	29	(63)	(20)
Change in fair value of cash flow hedges transferred to the statement of income	(6)	(13)	(8)	(38)	(38)
Effective portion of the change in fair value of cash flow hedges	1	19	(8)	40	42
Tax relating to items that will be reclassified subsequently to net income	1	(1)	4	-	(1)
	60	(57)	17	(61)	(17)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	7	(23)	(7)	6	10
Losses from defined benefit plans	(13)	(31)	(1)	(62)	(75)
Tax relating to items that will not be reclassified to net income	2	7	(3)	5	10
	(4)	(47)	(11)	(51)	(55)

Total comprehensive income (loss)	115	30	(40)	321	409

Comprehensive income (loss) attributable to the non-controlling interests	13	(2)	13	1	4

Comprehensive income (loss) attributable to the shareholders of the Company	102	32	(53)	320	405

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 43

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Cash flows from operating activities
Net income (loss)	59	134	(46)	433	481
Adjustments for:
Depreciation and amortization and impairment of fixed assets	82	110	450	320	433
Exchange rate and interest expenses, net	(7)	68	56	146	153
Share in earnings of equity-accounted investees	(2)	-	(4)	(1)	(1)
Loss from divestiture of businesses	-	-	4	-	-
Capital loss (gain)	-	-	1	(12)	(12)
Share-based compensation	2	3	7	9	12
Deferred tax expenses (income)	-	14	(42)	90	67
	75	195	472	552	652

Change in inventories	(10)	(26)	52	-	(72)
Change in trade receivables	33	70	(42)	(11)	199
Change in trade payables	(55)	27	12	(9)	(58)
Change in other receivables	28	(15)	14	(4)	5
Change in other payables	35	(19)	(41)	(184)	(194)
Change in provisions and employee benefits	38	2	125	3	(21)
Net change in operating assets and liabilities	69	39	120	(205)	(141)

Net cash provided by operating activities	203	368	546	780	992

Cash flows from investing activities
Proceeds (investments) in deposits, net	(1)	(7)	28	4	(2)
Business combinations, net of cash acquired	-	-	(27)	-	-
Purchases of property, plant and equipment and intangible assets	(143)	(147)	(443)	(419)	(576)
Proceeds from divestiture of businesses net of transaction expenses	-	-	17	-	-
Dividends from equity-accounted investees	-	-	3	1	3
Proceeds from sale of property, plant and equipment	-	1	2	36	50
Net cash used in investing activities	(144)	(153)	(420)	(378)	(525)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(35)	(73)	(88)	(209)	(273)
Payments from transactions in derivatives used for hedging	(2)	-	(4)	-	-
Receipt of long-term debt	182	50	1,059	457	657
Payments of long-term debt	(375)	(138)	(926)	(550)	(689)
Receipts (payments) of short-term credit from banks and others, net	61	(90)	(47)	(120)	(183)
Other	-	(2)	-	(2)	(2)
Net cash used in financing activities	(169)	(253)	(6)	(424)	(490)

Net change in cash and cash equivalents	(110)	(38)	120	(22)	(23)
Cash and cash equivalents as at the beginning of the period	323	137	95	121	121
Net effect of currency translation on cash and cash equivalents	3	(3)	1	(3)	(3)
Cash and cash equivalents as at the end of the period	216	96	216	96	95

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 44

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the nine-month period ended		For the year ended
September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	December 31, 2019
$ millions	$ millions	$ millions	$ millions	$ millions

Income taxes paid (received), net of refunds	(13)	20	11	78	120
Interest paid	19	17	75	77	115

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 45

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended September 30, 2020
Balance as at July 1, 2020	546	200	(474)	(16)	(260)	3,726	3,722	136	3,858

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends	-	-	-	-	-	(35)	(35)	-	(35)
Comprehensive Income	-	-	56	3	-	43	102	13	115
Balance as at September 30, 2020	546	200	(418)	(11)	(260)	3,734	3,791	149	3,940

The accompanying notes are an integral part of these condensed consolidated financial statements.

 ICL Group Limited Quarterly Report 46

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended September 30, 2019
Balance as at July 1, 2019	546	193	(426)	15	(260)	3,871	3,939	137	4,076

Share-based compensation	-	3	-	-	-	-	3	-	3
Dividends	-	-	-	-	-	(73)	(73)	(2)	(75)
Comprehensive income (loss)	-	-	(56)	(18)	-	106	32	(2)	30
Balance as at September 30, 2019	546	196	(482)	(3)	(260)	3,904	3,901	133	4,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 47

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Non-
Attributable to the shareholders of the Company							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the nine-month period ended September 30, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	2	-	5	-	-	7	-	7
Dividends	-	-	-	-	-	(88)	(88)	-	(88)
Comprehensive income (loss)	-	-	24	(19)	-	(58)	(53)	13	(40)
Balance as at September 30, 2020	546	200	(418)	(11)	(260)	3,734	3,791	149	3,940

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 48

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the nine-month period ended September 30, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	3	-	6	-	-	9	-	9
Dividends	-	-	-	-	-	(209)	(209)	(2)	(211)
Comprehensive income	-	-	(58)	8	-	370	320	1	321
Balance as at September 30, 2019	546	196	(482)	(3)	(260)	3,904	3,901	133	4,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 49

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	5	-	7	-	-	12	-	12
Dividends	-	-	-	-	-	(273)	(273)	(2)	(275)
Comprehensive income	-	-	(18)	13	-	410	405	4	409
Balance as at December 31, 2019	546	198	(442)	3	(260)	3,880	3,925	136	4,061

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, pharmaceuticals and automotive.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

B.	Material events in the reporting period

The COVID-19 pandemic continues to create significant business and economic uncertainty and volatility to global markets and accordingly, the downward trend in global economic activity continues. During the second quarter of 2020, certain countries, Israel included, began to experience a second outbreak of the pandemic and toward the end of the third quarter, as the infection rate increased significantly in Israel, the government mandated a lockdown for the second time this year. Given these conditions, ICL has taken measures to ensure the health and safety of its employees, suppliers, business partners and the communities in which it operates in order to ensure, among others, the operation level, the proper functioning of its facilities around the world and to minimize the potential impact on its business.

Manufacturing continues in most of the Company's sites around the world without any interruption. However, in order to comply with the local authorities' guidelines and to ensure the well-being of ICL's employees, by the end of March 2020, the Company's mining activities in Spain and England were partially reduced. Since then, the Company gradually resumed production until a full ramp up. Nevertheless, as part of the Company's response to the outbreak and its impact on the Company's results, several efficiency initiatives and measures were initiated, which include, among other things, the closure of the Sallent site (Vilafruns mine) in Spain, as of June 30, 2020, and a plan to discontinue unprofitable phosphate rock production and sale in Rotem Amfert Israel. For further information regarding the efficiency initiatives, see Note 4(1).

There is a difficulty in assessing the future impacts of the COVID-19 pandemic on the Company's operations, inter alia, in light of the heightened volatility in the markets, the uncertainty regarding the duration of the pandemic, the extent of its intensity and effects on the markets in which the Company operates and additional countermeasures the governments and central banks may take.

ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2019 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

 ICL Group Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

 ICL Group Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.   Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel, Spain and China, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

2.  Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3.  Inter–segment transfers and unallocated income (expenses)

Segment's revenue, expenses and results include inter-segment transfers, which are based on transactions' prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of the financial statements' consolidation process.

 ICL Group Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2020

Sales to external parties	267	274	488	168	7	-	1,204
Inter-segment sales	3	39	18	5	1	(66)	-
Total sales	270	313	506	173	8	(66)	1,204

Segment profit (loss)	50	28	28	6	(1)	(5)	106
Other expenses not allocated to the segments							(6)
Operating income							100

Financing expenses, net							(29)
Share in earnings of equity-accounted investees							2
Income before income taxes							73

Depreciation and amortization	19	42	55	7	-	-	123

Capital expenditures	16	76	56	4	-	6	158

ICL Group Limited Quarterly Report 55

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2019

Sales to external parties	337	333	491	156	8	-	1,325
Inter-segment sales	2	43	17	4	2	(68)	-
Total sales	339	376	508	160	10	(68)	1,325

Segment profit (loss)	88	83	32	(2)	5	(5)	201
Other income not allocated to the segments							-
Operating income							201

Financing expenses, net							(32)
Income before income taxes							169

Depreciation, amortization and impairment	17	37	44	5	4	3	110

Implementation of IFRS 16	-	-	-	-	5	1	6
Capital expenditures	26	93	51	5	1	2	178

 ICL Group Limited Quarterly Report 56

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2020

Sales to external parties	909	846	1,392	557	22	-	3,726
Inter-segment sales	10	121	55	11	3	(200)	-
Total sales	919	967	1,447	568	25	(200)	3,726

Segment profit (loss)	223	80	45	35	(3)	(14)	366
Other expenses not allocated to the segments							(303)
Operating income							63

Financing expenses, net							(112)
Share in earnings of equity-accounted investees							4
Loss before income taxes							(45)

Depreciation and amortization	54	123	156	19	7	1	360

Capital expenditures as part of business combination	-	-	-	-	25	-	25
Capital expenditures	61	192	180	11	4	7	455

 ICL Group Limited Quarterly Report 57

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2019

Sales to external parties	1,017	1,068	1,501	554	25	-	4,165
Inter-segment sales	8	124	62	13	3	(210)	-
Total sales	1,025	1,192	1,563	567	28	(210)	4,165

Segment profit	278	267	99	23	17	(12)	672
Other expenses not allocated to the segments							(4)
Operating income							668

Financing expenses, net							(104)
Share in earnings of equity-accounted investee							1
Income before income taxes							565

Depreciation, amortization and impairment	49	111	133	15	16	(4)	320

Implementation of IFRS 16	6	95	109	8	95	9	322
Capital expenditures	50	246	146	14	1	4	461

ICL Group Limited Quarterly Report 58

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment profit	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investees							1
Income before income taxes							628

Depreciation, amortization and impairment	67	149	177	21	22	(3)	433

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

 ICL Group Limited Quarterly Report 59

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

7-9/2020		7-9/2019		1-9/2020		1-9/2019		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

China	209	17	207	16	566	15	663	16	802	15
USA	178	15	228	17	583	16	650	16	840	16
Brazil	115	10	161	12	331	9	475	11	581	11
United Kingdom	73	6	80	6	262	7	285	7	347	7
Germany	69	6	78	6	246	7	264	6	334	6
Israel	67	6	55	4	197	5	187	4	241	5
France	59	5	77	6	183	5	200	5	257	5
India	57	5	27	2	139	4	128	3	178	3
Spain	53	4	58	4	177	5	192	5	249	5
Australia	33	3	27	2	74	2	68	2	95	2
All other	291	23	327	25	968	25	1,053	25	1,347	25
Total	1,204	100	1,325	100	3,726	100	4,165	100	5,271	100

 ICL Group Limited Quarterly Report 60

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2020
Europe	112	73	168	71	7	(20)	411
Asia	80	120	128	32	-	-	360
North America	60	8	101	26	-	(1)	194
South America	6	66	51	7	-	(1)	129
Rest of the world	12	46	58	37	1	(44)	110
Total	270	313	506	173	8	(66)	1,204

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended September 30, 2019
Europe	112	95	190	65	8	(23)	447
Asia	104	109	113	29	1	(2)	354
North America	105	19	101	20	-	-	245
South America	18	107	55	7	-	4	191
Rest of the world	-	46	49	39	1	(47)	88
Total	339	376	508	160	10	(68)	1,325

ICL Group Limited Quarterly Report 61

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2020
Europe	338	305	510	267	22	(55)	1,387
Asia	284	317	329	100	-	(7)	1,023
North America	233	41	282	78	1	(4)	631
South America	23	164	175	16	-	(1)	377
Rest of the world	41	140	151	107	2	(133)	308
Total	919	967	1,447	568	25	(200)	3,726

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the nine-month period ended September 30, 2019
Europe	369	331	569	279	24	(66)	1,506
Asia	313	377	349	92	1	(10)	1,122
North America	267	79	286	70	-	(1)	701
South America	45	269	215	17	-	(1)	545
Rest of the world	31	136	144	109	3	(132)	291
Total	1,025	1,192	1,563	567	28	(210)	4,165

 ICL Group Limited Quarterly Report 62

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
North America	353	95	370	95	-	(3)	910
South America	56	327	263	23	-	(1)	668
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

 ICL Group Limited Quarterly Report 63

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 4 – Impairment Testing and Efficiency Initiatives

1.
In light of the business and economic uncertainty and global markets volatility, which were also impacted by the continued spread of the COVID-19 pandemic, commencing the second quarter of 2020, the Company initiated several efficiency initiatives and measures as part of the Company's efforts to mitigate the implications on its financial results. The main pillars of the efficiency initiatives are: (1) a headcount reduction plan, primarily through an early retirement plan for Rotem Amfert Israel, Bromine Compounds, and Dead Sea Magnesium, of over 200 employees at a total cost of $78 million, (2) closure of the Sallent site (Vilafruns mine) in Spain, as of June 30, 2020, resulting in a write-off of attributable fixed assets of about $12 million and a provision for closing costs of $10 million (3) operational cost saving initiatives, and (4) an efficiency plan for Rotem Amfert Israel, as detailed below.

Rotem's efficiency plan is mainly comprised of (1) a plan to discontinue unprofitable phosphate rock production and sale, which results in an impairment of fixed assets and other assets in the amount of $70 million, a write-off of inventory, mainly inventory‑in-process unlikely to be realized, in the amount of $55 million and an increase in the provision for assets retirement obligation (ARO), in the amount of $22 million; and (2) the said employees retirement plan, which also takes into account the required employee benefits provision following the said discontinuation. The said provision for ARO, represents the Company's current estimation regarding the costs that will be associated with the said discontinuation. Nevertheless, the actual ARO costs that may be required may differ, even substantially, from the current provision, as a result of the inherent complexity of such estimation, the Company's future decisions regarding the facilities and regulatory requirements. For further information regarding the regulatory aspects relating to Rotem's facilities in Israel, see Note 7(1) below.

2.
In light of the business and economic uncertainty and the global market volatility, in the second quarter of 2020, the Company examined the existence of indications for impairment in the value of its non-financial assets. Given the continuous trend of low phosphate prices and the negative impact on Rotem Amfert Israel's operations, the Company estimated Rotem's recoverable amount, with the assistance of an independent appraiser. The assumptions used to calculate the recoverable amount include a nominal after-tax discount rate of 9% and a long-term growth rate of approximately 2%, reflecting the industries and markets in which the entity operates.

Based on the evaluation performed, it was found that the carrying amount of Rotem Amfert Israel is higher than the recoverable amount. In addition, the Company updated the estimated restoration cost in Rotem. As a result, the Company recognized an expense of $50 million under "other expenses" in the statements of income.

 ICL Group Limited Quarterly Report 64

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 5 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2020		September 30, 2019		December 31, 2019
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	96	101	92	101	74	82

Debentures bearing fixed interest
Marketable	1,467	1,660	1,248	1,412	1,237	1,395
Non-marketable	278	291	277	288	281	293
	1,841	2,052	1,617	1,801	1,592	1,770

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	September 30, 2020	September 30, 2019	December 31, 2019
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	114	144	151

Level 2	September 30, 2020	September 30, 2019	December 31, 2019
	$ millions	$ millions	$ millions

Derivatives used for economic hedging, net	(43)	10	(3)
Derivatives used for accounting hedging, net	49	53	57
	6	63	54

(1)
During the third quarter of 2020, the Company sold about 14.3 million of its shares in YYTH for a consideration of $11 million. In the nine months period ended September 30, 2020, the Company sold a total of 42.9 million of its shares in YYTH for a consideration of $32 million. As at September 30, 2020, the remaining balance of the investment is $114 million, representing about 11% of YYTH's share capital.

 ICL Group Limited Quarterly Report 65

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 5 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, in January and May 2020, the Company designated several swap contracts for accounting hedge. These transactions, which include principal and interest of Series G debentures, entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. For further information relating to Series G debentures, see item D below. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1:1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is the effect of the Company's and counterparty's credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to about $110 million and $109 million, respectively.

D. Developments in the reporting period

Debentures

In May 2020, the Company completed expansion of the series G debentures (hereinafter - G debentures) in Israel, in the amount of NIS 386 million (approximately $112 million). The aggregated principal of G debentures, after the expansion, amounts to NIS 766 million (approximately $223 million) and shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The G debentures carry an annual coupon of 2.4% to be paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. The G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency.

Securitization agreement

Note 14 to the Annual Financial Statements provides disclosure regarding sale of receivables under securitization transaction, in September 2020, the Company signed a new securitization agreement with three international banks for a committed amount of $300 million and an additional uncommitted amount of $100 million, maturing in September 2025, that replaces the previous securitization agreement in the amount of $350 million, which matured recently. The new securitization agreement has similar terms as the previous agreement. As at September 30, 2020, ICL had utilized approximately $178 million of the facility’s framework.

 ICL Group Limited Quarterly Report 66

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 6 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments

Restricted shares

In November 2019, March 2020 and April 2020 the Company’s HR & Compensation Committee, Board of Directors and shareholders, respectively, approved an equity grant for 2020 in the form of restricted shares, to the Company's directors (excluding directors whom are officers and directors of Israel Corporation Ltd.), in a value per grant of NIS 310,000 ($87,152).

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Millions)
April 23, 2020	ICL’s Directors (excluding directors who are officers or directors of Israel Corporation Ltd.)	177	3 equal tranches: (1) one third on January 1, 2021 (2) one third on January 1, 2022 (3) one third on January 1,2023	An issuance for no consideration, under the amended 2014 Equity Compensation Plan.	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the annual General Meeting of shareholders).	0.6

 (*) Vesting of the Restricted Shares would be fully accelerated if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 12, 2020	March 18, 2020	23	0.02
May 11, 2020	June 17, 2020	30	0.02
July 28, 2020	September 16, 2020	36	0.03
November 11, 2020 (after the reporting date)*	December 16, 2020	29	0.02

* The dividend will be distributed on December 16, 2020, with a record date for eligibility for the dividend of December 2, 2020.

ICL Group Limited Quarterly Report 67

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters

1.
Note 19 to the Annual Financial Statements provides disclosure regarding regulatory aspects, which are essential in securing the future of Rotem phosphate mining and production operations in Israel. The aspects refer mainly to updating the emission permit under the Israeli Clean Air Act, extending mining concessions, extending the lease agreement, continuing the activity of the gypsum ponds and finding economically feasible alternatives for the continued mining of phosphate rock in Israel. The Company is continuing its discussions with the relevant authorities, inter alia due to the COVID-19 pandemic and the business uncertainty, to obtain the permits and approvals required, including discussions on restoration considering the activities in Rotem Israel, as well as on the timing and extent of significant mandatory environmental related investments. In addition, it has increased its efforts to accelerate discussions with the State of Israel regarding the decision-making on future phosphate rock sources, to secure long-term certainty for Rotem.

The Company believes that it is more likely than not that the said approvals, permits and future phosphate rock sources will be granted within a timeframe, which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock sources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock sources and/or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations. The Company is examining the alternatives available to it regarding the operation of the Rotem plant in Israel. For further information regarding Rotem's efficiency plan, see Note 4(1) above.

2.
In September 2020, an application for a class action was filed to the district court in Beer Sheva, Israel, against the Company, the Company's subsidiary Rotem Amfert Israel and certain Company's present and past office holders, by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of sewage from ICL's Zin site, allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in the population of Israel, including: the Israeli public whose property is Zin stream; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request a number of remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $871 million), the majority of which relates to compensation for claimed consequential damages. Considering the preliminary stage of the proceeding and the limited precedents of such cases in Israel, there is a difficulty in estimating its outcome. No provision has been recorded in the Company's books.

3.
As part of the Company's strategy to expand the fertilizer business and focus on growing markets, in October 2020, the Company entered into a definitive agreement to acquire Agro Fertilaqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of approximately $120 million. The closing of the acquisition is expected to occur by early 2021 and is subject to the fulfilment of customary closing conditions.

 ICL Group Limited Quarterly Report 68

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

4.
Note 19 to the Annual Financial Statements provides disclosure regarding the agreement with Energean to supply natural gas (NG) and its announcement from February 2020, which was published under the "Force Majeure" section, of potential delays in supplying NG due to the COVID-19 outbreak. In June 2020, Energean updated that the gas supply will be postponed from the first half to the second half of 2021. In October 2020, an agreement was signed with Tamar reservoir, the owner of Tamar gas field in Israel, to supply NG in the interim period, until full gas supply is maintained from Energean. ICL's shareholders approved the engagement at the general meeting held on October 14, 2020. Given the above mentioned, no significant impact is expected on the Company following the said delay.

5.
Note 19 to the Annual Financial Statements provides disclosure on the arbitration proceeding conducted between a Spanish subsidiary and AkzoNobel Industrial Chemicals B.V. (hereinafter – AkzoNobel or Nouryon), concerning the termination of the partnership agreement between them, in which AkzoNobel claims that the agreement termination by the Company constitutes an unlawful breach of contract and therefore it is entitled to enforce the agreement and/or to be compensated in the amount of up to $152 million. The Company believes that the agreement was lawfully terminated and that it is more likely than not that AkzoNobel's claims will be rejected. To the best of the Company's knowledge, the arbitration award is expected during or shortly after the fourth quarter of 2020.

6.
Note 19 to the Annual Financial Statements provides disclosure regarding the arbitration between the Company and Abengoa and the settlement agreement reached to end the dispute between the parties, which was approved as an arbitral award on May 10, 2020. In October 2020, the Company notified Abengoa of a delay in the payment arrangement determined in the settlement agreement. In response, Abengoa informed the Company that it is in the process of obtaining a supportive financing program, which is expected to be finalized during November 2020, and will assist in completing the payments due to the Company by the end of 2020. The Company believes that it is more likely than not that the asset recorded in its books in the amount of $9 million will be collected.

7.
Note 19 to the Annual Financial Statements provides disclosure regarding an application of a claim as a class action against Rotem Amfert Israel and Periclase Dead Sea Ltd. for allegedly causing continuous, severe and extreme environmental hazards through pollution of the groundwater aquifer and the Ein Bokek spring with industrial wastewater. As a result, the court was requested to order a compensation of NIS 1.4 billion (about $407 million), the majority of which relates to compensation for claimed consequential damages. In November 2020, the parties agreed on a mediation process subject to a notice to be submitted to the court and its approval. Considering the early stage of the proceedings, the limited precedents of such cases in Israel and due to the preliminary issues, that arise from the request, there is a difficulty in estimating their outcome. No provision has been recorded in the Company's books.

8.
Note 19 to the Annual Financial Statements provides disclosure regarding DSW's concession including a reference to section 24(b) of the Supplement to the Concession Law, which discusses the need for government consent for investments to be made commencing April 2020 until the end of the concession period. In March 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b). The procedure determines, among other things, the manner of examining new investments and the consent process. In addition, the procedure determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, and in ongoing maintenance of the facilities in the concession area (for the period starting 2026) and the Company's commitment to continue production of potassium chloride and elemental bromine (for the period starting 2028), all subject to the conditions specified in the procedure. Such commitments do not change the way the Company currently operates.

 ICL Group Limited Quarterly Report 69

Notes to the condensed consolidated interim financial statements as at September 30, 2020 (Unaudited)

Note 7 – Provisions, Contingencies and Other Matters (cont'd)

9.
Note 19 to the Annual Financial Statements provides disclosure relating to the Israeli Court for Water Matters' decision to regulate the water pumping activity by means of a production license as defined in the Water Law and not through the Water Authority's directive, under which the Company operates today. In March 2020, the Water Authority granted a production license until the end of 2020. The production license includes provisions which are not significantly different from the Water Authority's directive, under which the Company operates today.

10.
Note 19 to the Annual Financial Statements provides disclosure relating to an application for certification of a class action from July 2018 for allegedly exploiting the monopolistic position of the Company and its subsidiaries, Rotem Amfert Israel and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants), to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law. In March 2020, the central district court granted the Defendants a motion for delay in proceedings, until a decision is made by the Supreme Court in similar proceedings implicating the said case. The Company is denying the allegations made in the application and believes it is more likely than not that its claims will be accepted.

11.
Note 19 to the Annual Financial Statements provides disclosure regarding the Company's actions to promote the plan for mining phosphates in Barir field and relating to the High Court of Justice's decision to grant a conditional order instructing the respondents to show cause as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. In November 2020, the State informed the court that an outline agreement between the relevant ministries had been reached and signed by the Director General of the Planning Administration, regarding the examination of the health aspects of the NOP 14B for mining and quarrying. Accordingly, the State requested to submit its reply to the petition by December 1, 2020.

12.
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in April 2020, the Company entered into an agreement with Solina Corporate SAS to sell Hagesüd Interspice Gewürzwerke GmbH, including related real-estate assets. The sale's consideration is about $35 million, of which about $9 million represent a contingent consideration that will be received subject to meeting a specific sales target for a subsequent period of 12 months. In May 2020, the transaction was completed with no material impact on the Company's financial results.

13.
Note 16 to the Annual Financial Statements provides disclosure regarding disputes with the Belgium tax authorities regarding the eligibility to recognize a notion deduction on the Company's capital in 2010-2015. In March 2020, a favorable decision was received from the Court of Appeals, denying the Belgium tax authority's appeal also for the years 2011-2014 under the stipulation that the Company had acted legally. In July 2020, the Belgium tax authority appealed to the Supreme Court against the said favorable decision. The Company believes that it is more likely than not that its claims will be accepted.

 ICL Group Limited Quarterly Report 70

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: November 12, 2020